[LETTERHEAD OF PNM RESOURCES, INC.]

February 10, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PNM Resources, Inc.; Form RW (Request for Withdrawal)
Amendment No. 5 to Form U-1 Application/Declaration,
File No.	70-10277, filed on December 30, 2004

Ladies and Gentlemen:

On behalf of PNM Resources, Inc. (the "Company"), I hereby withdraw Amendment No. 5 to the Application/Declaration on Form U-1 in File No. 70-10277 filed with the Securities and Exchange Commission (the "Commission") on December 30, 2004 by the Company.

The Company intended to file Amendment No. 5 to the Application/Declaration in File No. 70-10277 on Form U-1/A pursuant to the Commission's rules on December 30, 2004.  Instead, the Company filed Amendment No. 5 to the Application/Declaration in File No. 70-10277 on Form U-1.   After the filing error was identified, the Company filed Amendment No. 5 to the Application/Declaration in File No. 70-10277 on Form U-1/A also on December 30, 2004.   The Company is withdrawing the Form U-1 filing on December 30, 2004, but not the Form U-1/A filing made the same day.

Very truly yours,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller PNM Resources, Inc.